#108063 v01
EXHIBIT 77D
For TAX-FREE INCOME TRUST
            Tax-Free High Yield Portfolio


At a Board of Directors' meeting held on September 8-9, 1999, the following investment policy was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.